Exhibit 99.40

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

TABLE OF CONTENTS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION	3
CONDENSED CONSOLIDATED INTERIM STATEMENT OF EARNINGS (LOSS)	4
CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE EARNINGS (LOSS)	5
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY	6
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS	7

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	NATURE OF OPERATIONS	8
2	BASIS OF PREPARATION AND PRESENTATION	8
3	OPERATING SEGMENTS	9
4	REVENUE	10
5	COST OF SALES	11
6	GENERAL AND ADMINISTRATIVE	11
7	OTHER (GAINS) LOSSES	11
8	FINANCE COSTS	12
9	EARNINGS (LOSS) PER SHARE	12
10	NON-CONTROLLING INTERESTS	13
11	FINANCIAL INSTRUMENTS	13
12	TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES	14
13	INVENTORIES	15
14	MINERAL PROPERTY, PLANT AND EQUIPMENT	15
15	TRADE AND OTHER PAYABLES	16
16	DEFERRED REVENUE	17
17	BORROWINGS	18
18	LEASE OBLIGATIONS	19
19	SHARE CAPITAL	19
20	SHARE-BASED COMPENSATION	20
21	DEFERRED AND CONTINGENT CONSIDERATION	22
22	SUBSEQUENT EVENT	23

ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(In thousands of US dollars) (Unaudited)	Note	As at March 31, 2025	As at December 31, 2024
Assets
Current assets
Cash and cash equivalents		$232,250	$224,994
Trade receivables, prepayments, and other receivables	12	68,051	59,433
Inventories	13	107,040	164,859
Total current assets		$407,341	$449,286
Non-current assets
Mineral property, plant and equipment	14	$909,119	$795,645
Trade receivables, prepayments and other receivables	12	17,845	4,355
Deferred tax assets		17,625	21,656
Inventories	13	41,271	42,418
Restricted cash		6,781	6,494
Total non-current assets		$992,641	$870,568
Total assets		$1,399,982	$1,319,854

Liabilities and Total Equity
Current liabilities
Trade and other payables	15	$275,366	$250,302
Income tax payable		98,795	72,060
Provisions		12,253	15,115
Deferred and contingent consideration	21	6,832	7,415
Borrowings	17	107,279	96,356
Deferred revenue	16	39,373	40,878
Lease obligations and other liabilities	18	2,805	2,877
Total current liabilities		$542,703	$485,003
Non-current liabilities
Provision for reclamation and closure costs		127,515	126,803
Deferred tax liability		22,618	15,305
Deferred and contingent consideration	21	82,193	83,563
Deferred revenue	16	162,859	164,540
Lease obligations and other liabilities	18	53,204	28,343
Total non-current liabilities		$448,389	$418,554
Total liabilities		$991,092	$903,557

Equity
Share capital	19	$587,119	$587,119
Retained earnings (deficit)		(212,043)	(236,794)
Accumulated OCI		(45,768)	(13,052)
Share-based payments reserve	20	10,445	8,492
Total equity attributable to shareholders of the Company		$339,753	$345,765
Non-controlling interests	10	69,137	70,532
Total equity		$408,890	$416,297
Total liabilities and shareholders’ equity		$1,399,982	$1,319,854

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

For subsequent events refer to notes 20 and 22.

“Peter Marrone”	“Richard Graff”
PETER MARRONE	RICHARD GRAFF
Director	Director

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF EARNINGS (LOSS)

		For three months ended March 31,
(In thousands of US Dollars except for shares and per share amounts) (Unaudited)	Note	2025	2024
Revenue	4	$346,407	$175,067
Cost of sales, excluding depreciation, depletion and amortization (“DDA”)	5	(207,792)	(121,516)
DDA	5	(18,957)	(11,102)
Gross profit		$119,658	$42,449
General and administrative expenses	6	$(18,852)	$(14,161)
Exploration and evaluation expenses		(3,527)	(4,830)
Loss on revaluation of financial instruments	11	(14,116)	(1,783)
Other (gains) losses	7	1,128	(3,415)
Net earnings before finance costs and income tax		$84,291	$18,260
Finance costs	8	$(5,310)	$(5,637)
Net earnings before income tax		$78,981	$12,623
Current income tax expense		$(27,700)	$(8,486)
Deferred income tax expense		(11,344)	(4,979)
Net earnings (loss) for the period		$39,937	$(842)

Earnings (loss) attributable to:
Shareholders of the Company		$15,124	$(5,685)
Non-controlling interests	10	24,813	4,843
Net earnings (loss) for the period		$39,937	$(842)

Earnings (loss) per share attributable to shareholders of the Company	9
Basic		$0.05	$(0.02)
Diluted		$0.04	$(0.02)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE EARNINGS (LOSS)

		For three months ended March 31,
(In thousands of US Dollars except for shares and per share amounts) (Unaudited)	Note	2025	2024
Net earnings (loss)		$39,937	$(842)

Other comprehensive earnings (loss), net of taxes (nil)
Items that may be reclassified subsequently to net earnings:
Cash-flow hedges
- Effective portion of changes in fair value of cash flow hedges	11	(37,151)	—
- Reclassification of (earnings) losses recorded in earnings		2,200	—
Sum		(34,951)	—
Items that will not be reclassified to net earnings:
Changes in the fair value of financial instruments at FVOCI	17	2,235	—
Total other comprehensive earnings (loss)		$(32,716)	$—
Total comprehensive earnings (loss)		$7,221	$(842)

Attributable to:
Shareholders of the Company		$(17,592)	$(5,685)
Non-controlling interests	10	24,813	4,843
Total comprehensive earnings (loss)		$7,221	$(842)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(In thousands of US Dollars) (Unaudited)	Share capital	Share-based payment reserve	Accumulated OCI	Retained earnings (deficit)	Total attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at December 31, 2023	$418,649	$2,419	$—	$(121,162)	$299,906	$81,128	$381,034
Share-based compensation	—	2,127	—	—	2,127	—	2,127
Total loss and comprehensive loss	—	—	—	(5,685)	(5,685)	4,843	(842)
Balance at March 31, 2024	$418,649	$4,546	$—	$(126,847)	$296,348	$85,971	$382,319
Balance at December 31, 2024	$587,119	$8,492	$(13,052)	$(236,794)	$345,765	$70,532	$416,297
Share-based compensation	—	1,953	—	—	1,953	—	1,953
Recognition of non-controlling interest	—	—	—	9,627	9,627	(2,312)	7,315
Distribution of dividend in kind to non-controlling interest	—	—	—	—	—	(23,896)	(23,896)
Total earnings and comprehensive earnings	—	—	(32,716)	15,124	(17,592)	24,813	7,221
Balance at March 31, 2025	$587,119	$10,445	$(45,768)	$(212,043)	$339,753	$69,137	$408,890

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For three months ended March 31,
(In thousands of US Dollars) (Unaudited)	Note	2025	2024
Net inflow (outflow) of cash related to the following activities
Operating
Net earnings (loss) for the period		$39,937	$(842)
Income tax expense		39,044	13,465
Adjustments for:
Share-based compensation	20	4,107	2,127
DDA		19,110	14,247
Loss on revaluation of financial instruments		14,116	1,783
Other (gains) losses	7	(12,238)	3,415
Non-cash revenue from stream arrangements	16	(8,598)	(1,838)
Finance costs	8	5,310	5,637
Operating cash flows before income tax paid, government settlements and movements in working capital		$100,788	$37,994
Income tax paid		(7,904)	(486)
Operating cash flows before movements in working capital		$92,884	$37,508
(Increase) decrease in trade receivables, prepayments and other receivables	12	(22,590)	1,534
Decrease (increase) in inventories	13	49,561	(3,167)
Increase (decrease) in trade and other payables	15	1,275	(43,807)
Net cash generated from (used in) operating activities		$121,130	$(7,932)
Investing activities
Purchase of mineral property, plant and equipment		(97,088)	(19,719)
Borrowing costs capitalized		(4,694)	—
Capitalized exploration and evaluation		(2,088)	(1,650)
Net cash used in investing activities		$(103,870)	$(21,369)
Financing activities
Dividend paid to NCI	10	(6,677)	—
Finance costs paid		—	(4,693)
Other interest received or finance costs (paid)		—	834
Net cash used in financing activities		$(6,677)	$(3,859)
Net increase (decrease) in cash and cash equivalents		$10,583	$(33,160)
Cash and cash equivalents at beginning of period		224,994	158,638
Effect of foreign exchange rate changes		(3,327)	(109)
Cash and cash equivalents, end of the period		$232,250	$125,369

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2025 and 2024

(Tabular amounts in thousands of US dollars, unless otherwise noted)

1.             NATURE OF OPERATIONS

Allied Gold Corporation (“Allied Gold” or “the Company”) was incorporated under the British Columbia Business Corporations Act but completed the endorsement process to continue as an Ontario Corporation on September 7, 2023. The Company is listed on the Toronto Stock Exchange (trading symbol “AAUC”), on the OTCQX Best Market (trading symbol “AAUCF”), and has publicly traded convertible debentures trading in United States dollars (“US dollars”) under the symbol “AAUC.DB.U.” The registered office of the Company is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3.

The Company is an emerging gold producer, operator and majority owner (through its subsidiaries) of the following producing gold mines and gold development project:

•	the Sadiola Mine, located in Mali (the “Sadiola mine”), comprising two separate mining licences (the Sadiola Licence (80% interest) and the Korali-Sud Licence (65% interest)) although integrated as a single operation;

•	the Bonikro Mine located in Côte d’Ivoire (the “Bonikro mine”, 89.89% interest). The Bonikro mine comprises two separate mining licences (the Bonikro Licence and Hiré Licence) although integrated as a single operation;

•	the Agbaou Mine, located in Côte d’Ivoire (the “Agbaou mine”, 85% interest); and

•	the Kurmuk Gold Project, located in Ethiopia (the “Kurmuk project”, 100% interest).

2.             BASIS OF PREPARATION AND PRESENTATION

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) have been condensed or omitted. The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those set out in the Company’s audited consolidated financial statements for the year ended December 31, 2024, except for those described below.

Certain prior period amounts have been reclassified to conform to the current year presentation with no material impact on consolidated net (loss) earnings or cash flows.

In preparing the unaudited condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

The unaudited condensed consolidated financial statements are presented in United States dollars (“US$”, or “$”), which is the Company’s functional and presentation currency. The unaudited condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company, on May 7, 2025.

New accounting standards and amendments adopted

Amendment to IAS 21 – Effects of Changes in Foreign Exchange

On January 1, 2025, the Company adopted the Amendment to IAS 21 “The Effects of Changes in Foreign Exchange” (“IAS 21”), which specifies how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendment specifies that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendment did not have a significant impact on the Company’s consolidated financial statements.

New accounting standards and amendments to be adopted

IFRS 18 - Presentation and Disclosures of Financial Statements.

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In April 2024, the IASB issued IFRS 18, Presentation and Disclosures of Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies. IFRS 18 introduces three new sets of requirements:

•	Improved comparability in the statements of income which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the statements of income and provide new defined subtotals, including operating profit.

•	Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

•	More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new standard.

Classification and Measurement of Financial Instruments - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026 and are not expected to have an impact on the Company’s financial statements.

Contracts Referencing Nature-Dependent Electricity - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On December 18, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The amendments shall be applied retrospectively, however prior periods need not be restated to reflect the application of the amendments. The Company is currently assessing the impact of the standard on the consolidated financial statements.

3.             OPERATING SEGMENTS

The Company operates in Côte d’Ivoire (Bonikro and Agbaou mines), Mali (Sadiola and Korali-Sud mines), Ethiopia (Kurmuk project) and has its Corporate office in Canada.

The following table provides the Company’s results by operating segment in the way information is provided to and used by the Company’s chief operating decision maker, being the Company’s senior executive group, to make decisions about the allocation of resources to the segments and assess their performance. The Company considers each of its operational mines to be a separate segment, with the exception of the Bonikro and Hiré mining licenses and the Sadiola and Korali-Sud mining licenses, which each form a single segment due to the interrelationships in the operations of the mines and operate as the Bonikro and Sadiola mines, respectively. Corporate legal entities are aggregated and presented together as part of the “other” segment on the basis of them sharing similar economic characteristics at March 31, 2025.

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Three months ended March 31, 2025	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$234,445	$60,224	$51,738	$346,407
Cost of sales, excluding DDA	(152,416)	(29,218)	(26,158)	(207,792)
DDA	(10,375)	(6,799)	(1,783)	(18,957)
Gross profit	$71,654	$24,207	$23,797	$119,658

Three months ended March 31, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$93,011	$42,963	$39,093	$175,067
Cost of sales, excluding DDA	(52,689)	(33,080)	(35,747)	(121,516)
DDA	(1,962)	(6,806)	(2,334)	(11,102)
Gross profit	$38,360	$3,077	$1,012	$42,449

Balances at March 31, 2025	Sadiola mine	Bonikro mine	Agbaou mine	Kurmuk project	Corporate and other	Total
Current assets	$215,112	$35,556	$58,290	$4,875	$93,508	$407,341
Non-current assets(1)	259,935	176,367	62,356	461,324	32,659	992,641
Total assets	$475,047	$211,923	$120,646	$466,199	$126,167	$1,399,982

Current liabilities	$206,730	$63,298	$54,826	$40,457	$177,392	$542,703
Non-current liabilities	100,743	44,494	51,414	46,095	205,643	448,389
Total liabilities	$307,473	$107,792	$106,240	$86,552	$383,035	$991,092

(1) Non-current assets are predominantly comprised of PP&E

Balances at December 31, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Kurmuk project	Corporate and other	Total
Current assets	$182,712	$33,599	$31,352	$3,269	$198,354	$449,286
Non-current assets(1)	241,046	167,271	55,961	373,605	32,685	870,568
Total assets	$423,758	$200,870	$87,313	$376,874	$231,039	$1,319,854

Current liabilities	$180,867	$60,534	$55,602	$26,469	$161,531	$485,003
Non-current liabilities	97,606	42,912	52,474	43,488	182,074	418,554
Total liabilities	$278,473	$103,446	$108,076	$69,957	$343,605	$903,557

(1) Non-current assets are predominantly comprised of PP&E

4.             REVENUE

	For three months ended March 31,
	2025	2024
Gold	$346,116	$174,809
Silver	291	258
Total sales revenue	$346,407	$175,067

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5.             COST OF SALES

	For three months ended March 31,
	2025	2024
Mine production costs	$159,694	$107,900
Royalties	47,134	12,983
Refining	964	633
Cost of sales, excluding DDA	$207,792	$121,516
Depreciation	$10,474	$7,687
Amortization of mining interests	8,483	3,415
DDA	$18,957	$11,102
Cost of sales	$226,749	$132,618

Net realizable value revaluation of long-term stockpiles resulted in a recovery in the period was $3.8 million ($4.7 million write-down for the three months ended March 31, 2024).

6.             GENERAL AND ADMINISTRATIVE

	For three months ended March 31,
	2025	2024
Salaries and related benefits(1)	$11,346	$5,620
Professional and consulting fees	2,447	4,225
Other G&A(2)	5,059	4,316
Total general and administrative	$18,852	$14,161

(1)	Includes share-based compensation expense in the amount of $4.1 million for the three months ended March 31, 2025 ($2.1 million for the three months ended March 31, 2024).

(2)	Includes depreciation in the amount of $0.1 million for the three months ended March 31, 2025 ($0.1 million for the three months ended March 31, 2024) for Corporate and other assets.

7.             OTHER (GAINS) LOSSES

	For three months ended March 31,
	2025	2024
Corporate development and other initiatives	3,540	—
Gain on distribution of dividend-in-kind (note 10 )	(14,491)	—
Other losses(1)	9,823	3,415
Total other (gains) losses	$(1,128)	$3,415

(1) Comprises a variety of items that are individually insignificant.

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8.             FINANCE COSTS

	For three months ended March 31,
	2025	2024
Interest expenses from financial liabilities
Borrowings (note 17)	$2,315	$2,627
Accretion on deferred and contingent consideration (note 21)	1,024	1,286
Other finance costs
Accretion of environmental obligations	712	1,097
Financing component of streaming arrangements (note 16)	5,412	1,137
Other interest expense	(212)	(774)
Foreign exchange	3,043	264
Borrowing costs capitalized(1)	(6,984)	—
Total finance costs	$5,310	$5,637

(1) Borrowing costs in the amount of $7.0 million for three months ended March 31, 2025 have been capitalized and allocated mostly to the development of Kurmuk, with an immaterial amount allocated to Sadiola Phase 1 Expansion. The weighted average borrowing rate used for the capitalization was 10.7%.

9.             EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share and the reconciliation of the number of shares used to calculate basic and diluted earnings (loss) per share are as follows:

	For three months ended March 31,
	2025	2024
Net earnings (loss) attributable to shareholders of the Company	$15,124	$(5,685)

Weighted average shares issued and outstanding	328,887,648	250,724,253
Weighted-average shares outstanding – basic	328,887,648	250,724,253
Effect of dilutive share-based payment arrangements	30,744,320	—
Weighted-average shares outstanding – diluted	359,631,968	250,724,253

Basic earnings (loss) per share	$0.05	$(0.02)
Diluted earnings (loss) per share	$0.04	$(0.02)

The effect of dilutive share-based payment arrangements for the three months ended March 31, 2025, comprises 5,975,477 units related to share-based payment arrangements, 18,528,156 units related to the convertible debenture, and an estimated 12,499,466 number of shares related to the consideration payable for the acquisition of Kurmuk (note 21).

Comparatively, for the three months ended March 31, 2024, the Company had 1,154,501 units related to share-based payment arrangements, 18,528,156 units related to the convertible debenture and an estimated 12,499,466 number of shares related to the consideration payable for the acquisition of Kurmuk, not included in the calculation as their effect would be anti-dilutive

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10.          NON-CONTROLLING INTERESTS

The movement in the non-controlling interests balance for the three months ended March 31, 2025 are as follows:

Balance at January 1, 2024	$81,128
Dividend payable to minority shareholder	(6,677)
Share of loss for the period	(3,919)
Balance at December 31, 2024	$70,532
Recognition of minority shareholder	(2,312)
Dividend in-kind paid to minority shareholder	(23,896)
Share of profit for the period	24,813
Balance at March 31, 2025	$69,137

Non-controlling interests represent the 10.11% ownership of the Bonikro mine and 15.0% of the Agbaou mine by the Government of Côte d’Ivoire and 20% of the Sadiola mine as well as 35% of the Korali-Sud mine, owned by the Government of Mali. The $6.7 million dividend was paid to the Government of Mali on January 30, 2025.

On January 8, 2025, the Government of Mali requested that 280 kg of gold be transferred to the state, which was treated as an advance against future dividends payable under the terms of the 2023 Mining Code. Control over the gold was transferred on February 18, 2025 and had a carrying value of $9.4 million. The fair value of the distribution was $23.9 million, which is equal to the value of the dividend paid in-kind, resulting in a gain on distribution of dividend-in-kind of $14.5 million, recognized under Other gains and losses (note 7).

In connection with the definitive protocol agreement signed with the Government of Mali during the third quarter of 2024, the Company’s Korali-Sud mine and related assets were transferred to a new entity, Korali S.A., incorporated on January 8, 2025, and 35% of the ownership interests in the new entity were issued to the Government of Mali. The issuance of shares is considered a share-based payment in exchange for the issuance of a definitive exploitation permit for large-scale mining and processing of ore mined at Korali at the Sadiola Plant, which is valued with reference to the fair value of $7.3 million of the shares of Korali S.A. granted. In arriving at the fair value of the shares issued, the Company valued working capital assets and liabilities at cost and valued the inventory and fixed assets using a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including resources, future production levels, operating and capital costs, gold prices ranging from $2,551 to $2,598 per ounce, and a discount rate of 13.9%.

The NCI was recognized at the proportional share of the identifiable net assets of Korali S.A. of negative $2.3 million. The difference of $9.6 million between the value of the exploitation permit received capitalized to the cost of the Korali mine and the value of the NCI was recognized in retained earnings. Due to the life of the mine, $6.0 million of the cost capitalized for this permit was recognized as depletion expense during the quarter ended March 31, 2025.

11.          FINANCIAL INSTRUMENTS

Financial assets at amortized cost

Current	As at March 31, 2025	As at December 31, 2024
Cash and cash equivalents	$232,250	$224,994
Restricted cash(1)	6,781	6,494
Trade and other receivables	22,794	11,445
Total	$261,825	$242,933

(1) The Company has cash in separate restricted accounts to comply with environmental matters in Cote d’Ivoire.

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Fair value of derivatives

On December 19, 2024, the Company entered into zero-cost collars to hedge the price on gold production of 10,000 ounces per month, beginning April 2025 through to December 2026, for a total of 210,000 ounces, at an average put and call strike price of $2,200 per ounce and $3,125 per ounce, respectively. As of March 31, 2025, 180,000 ounces of gold collars remain unsettled. The aggregate fair value of the position as of March 31, 2025 was a $49.5 million liability (December 31, 2024 - $13.1 million liability) with current portion of $13.9 million included in trade and other payables and non-current portion of $35.6 million included in lease obligations and other liabilities. The fair value of zero-costs collar contracts was determined based on gold future forward prices.

The gold collar contracts are designated as cash flow hedging instruments, with the effective portion of changes in fair value recognized in other comprehensive income, net of tax. Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of earnings (loss). The Company has elected to exclude the forward element of forward contracts from the hedging relationship, with changes in the amounts recorded in the statement of financial position and treated as a cost of hedging.

Financial liabilities at amortized cost

	As at March 31, 2025	As at December 31, 2024
Trade and other payables	$275,366	$250,302
Deferred consideration - Kurmuk	38,267	38,267
Deferred consideration - Korali-Sud	1,000	1,000
Total	$314,633	$289,569

Financial liabilities at fair value through profit or loss

	FV Hierarchy level	As at March 31, 2025	As at December 31, 2024
Borrowings	1	$107,279	$96,356
Contingent consideration - Sadiola	3	30,222	31,698
Contingent consideration - Agbaou	3	19,536	20,013
Total		$157,037	$148,067

12.          TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES

Current	As at March 31, 2025	As at December 31, 2024
Trade and other receivables	$22,794	$11,445
VAT receivable	26,345	24,217
Prepayments	18,912	23,771
Total current trade receivables, prepayments, and other receivables	$68,051	$59,433

Non-current	As at March 31, 2025	As at December 31, 2024
VAT receivable	17,845	4,355
Total non-current trade receivables, prepayments, and other receivables	$17,845	$4,355

The carrying value of trade and other receivables approximate their fair value.

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13.          INVENTORIES

Current	As at March 31, 2025	As at December 31, 2024
Doré bars and gold in circuit(1)	$6,362	$61,026
Ore stockpiles	56,816	52,706
Material and supplies	43,862	51,127
Total current inventories	$107,040	$164,859

Non-current	As at March 31, 2025	As at December 31, 2024
Ore stockpiles	$41,271	$42,418
Total non-current inventories	$41,271	$42,418

(1) In the first quarter of 2025, the Company delivered 48,939 ounces of gold from Korali-Sud that were inventoried at the Sadiola mine. These ounces include, in association with the establishment of Korali S.A., an advance to the Government of Mali of future dividends from the entity, in the form of gold, equal to 8,155 ounces (note 10).

Inventories are held at lower of cost or net realizable value.

In the three months ended March 31, 2025 inventories recognized as an expense within cost of sales amounted to $170.2 million (March 31, 2024: $120.4 million).

14.           MINERAL PROPERTY, PLANT AND EQUIPMENT

	Land, building, plant & equipment	Operating mine mineral interests	Development projects and Exploration & evaluation	Total
Cost
At January 1, 2025	$364,922	$178,199	$437,155	$980,276
Additions	28,953	7,317	96,314	132,584
At March 31, 2025	$393,875	$185,516	$533,469	$1,112,860

Accumulated depreciation and amortization and impairment
At January 1, 2025	$(137,439)	$(47,192)	$—	$(184,631)
DDA	(10,627)	(8,483)	—	(19,110)
At March 31, 2025	(148,066)	(55,675)	—	(203,741)
Carrying amount, March 31, 2025 (1)	$245,809	$129,841	$533,469	$909,119

Amounts included above as at March 31, 2025
Exploration and evaluation assets	$—	$—	$15,416	$15,416
Assets under construction	$—	$—	$518,054	$518,054

(1) Inclusive of right-of-use assets with a carrying value of $24.5 million for the year ended March 31, 2025.

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	Land, building, plant & equipment	Operating mine mineral interests	Development projects and Exploration & evaluation	Total
Cost
At January 1, 2024	$288,932	$174,262	$273,015	$736,209
Additions	61,980	2,000	163,553	227,533
Transfers	—	1,937	(1,937)	—
Environmental obligations, change of estimate	14,010	—	2,524	16,534
At December 31, 2024	$364,922	$178,199	$437,155	$980,276

Accumulated depreciation and amortization and impairment

At January 1, 2024	$(100,879)	$(34,770)	$—	$(135,649)
DDA	(36,560)	(12,422)	—	(48,982)
At December 31, 2024	(137,439)	(47,192)	—	(184,631)
Carrying amount, December 31, 2024 (1)	$227,483	$131,007	$437,155	$795,645

Amounts included above as at December 31, 2024
Exploration and evaluation assets	$—	$—	$12,754	12,754
Assets under construction	$—	$—	$424,402	$424,402

(2) Inclusive of right-of-use assets with a carrying value of $27.1 million for the year ended December 31, 2024.

Operating mine mineral interests represents the fair value of acquired mines and is amortized on a unit of production basis.

The costs of exploration and evaluation assets are not subject to amortization until production has commenced.

15.          TRADE AND OTHER PAYABLES

	As at March 31, 2025	As at December 31, 2024
Trade payables	119,906	132,266
Other payables(1)	78,148	86,212
Accrued expenses	12,118	11,288
Royalties	65,194	20,536
Total trade and other payables	$275,366	$250,302

(1) Other payables includes accruals for the settlement with the Government of Mali, discussed in note 22.

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16.          DEFERRED REVENUE

	Stream arrangements	Gold prepays and advance sales(2)	Total
At January 1, 2025	$105,418	$100,000	$205,418
Cash received	1,120	25,000	26,120
Amount recognized as revenue	(9,718)	(25,000)	(34,718)
Accrued interest(1)	3,281	2,131	5,412
At March 31, 2025	$100,101	$102,131	$202,232

Current balance	$14,373	$25,000	$39,373
Non-current balance	$85,728	$77,131	$162,859

	Stream arrangements	Gold prepays and advance sales(2)	Total
At January 1, 2024	$18,661	$—	$18,661
Cash received	100,510	145,000	245,510
Amount recognized as revenue	(20,394)	(45,000)	(65,394)
Accrued interest(1)	6,641	—	6,641
At December 31, 2024	$105,418	$100,000	$205,418

Current balance	$15,878	$25,000	$40,878
Non-current balance	$89,540	$75,000	$164,540

(1) As of March 31, 2025, $7.0 million (December 31, 2024 - $6.6 million) of accrued interest from stream arrangements has been capitalized, in accordance with IAS 23 - Borrowing Costs.

(2) As of March 31, 2025, comprises a $25.0 million advance sale and a $75.0 million gold prepay (December 31, 2024 - $25.0 million advance sale and a $75.0 million gold prepay).

Stream Arrangements

On October 10, 2019 the Company entered into a streaming agreement, currently held by Sandstorm Gold Ltd (“Sandstorm”). Under this agreement, the counterparty has the right to purchase certain quantities of gold at a fixed price of US$400/ounce. Sandstorm has the right to purchase 6% of the first 650,000 ounces of production at the Bonikro mine (39,000 ounces). Subsequently, they may purchase up to 3.5% of each lot between 650,000 ounces and 1,300,000 ounces of refined gold (a further 22,750 ounces and 61,750 ounces inclusive), up to 2% of each lot thereafter.

On August 7, 2024, the Company entered into a streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, the Company received a $53.0 million upfront cash payment on August 14, 2024 and will receive an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds. Costs incurred in the transaction total $1.9 million.

On December 5, 2024, the Company entered into a streaming transaction with Wheaton Precious Metals International Ltd. (“WPMI”), a wholly-owned subsidiary of Wheaton Precious Metals Corp. Under the terms of the streaming agreement, the Company will receive an aggregate $175.0 million upfront cash payment to support the funding of the development of the Kurmuk project. WPMI will have the right to purchase 6.7% of payable gold from the Kurmuk mine. The gold stream rate will step down to 4.8% of payable gold after the delivery of 220,000 ounces of gold. WPMI will make ongoing payments of 15% of the spot gold price for each ounce delivered under the stream. The stream will cover the existing Kurmuk mining license and until 255,000 ounces of gold have been delivered to WPMI. On December 19, 2024, the Company met the conditions to withdraw the first of four planned payments of $43.8 million each.

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The stream arrangements have been accounted for as deferred revenue, as the upfront payments pertain to future production. As such, revenue is recognized as the services are performed for the counterparty, reducing the unearned deferred revenue balance. The streams contain an intrinsic financing component, which has been valued as part of the subsequent measurement of the deferred revenue stream. The Company estimated the financing component to be 24.99% for the Sandstorm stream, 9.98% for the Triple Flag stream, and 12.02% for the Wheaton stream.

As of March 31, 2025, accrued interest of $0.8 million, $1.1 million and $1.4 million has been calculated for the Sandstorm, Triple Flag and WPMI stream agreements, respectively. The amount of revenue recognized for the Sandstorm agreement is $4.6 million, out of which $0.6 million is on a cash basis (at $400 per ounce) while the remainder is non-cash (amortization of deferred revenue). For the Triple Flag agreement, the Company recognized revenue in the amount of $5.1 million, out of which $0.5 million is on a cash basis while the remainder is non-cash amortization of deferred revenue.

Gold prepays and advance sales

On December 19, 2024, the Company entered into a gold prepaid forward arrangement with select lenders, for a total advance of $75.0 million. Under the arrangement, the Company will deliver to the lenders an aggregate of 2,802 ounces of gold per month over a period of twelve months, starting in October 2026. The Company estimated the financing component for this arrangement to be 11.0%. As of March 31, 2025, accrued interest of $2.1 million has been calculated for this gold prepay forward arrangement.

On December 20, 2024 the Company entered into an advance sale agreement to deliver 9,613 ounces of gold at a price of $2,601 per ounce, for a total of $25.0 million. The advance sale was recognized as deferred revenue, and presented as current. Delivery of the gold was completed on January 21, 2025.

On March 28 20, 2025 the Company entered into an advance sale agreement to deliver 8,236 ounces of gold at a price of $3,036 per ounce, for a total of $25.0 million. The advance sale was recognized as deferred revenue, and presented as current. Delivery of the gold was completed in May.

The gold prepays and advance sales have been accounted for as deferred revenue, as the upfront payments pertain to future production. As such, revenue is recognized as the services are performed for the counterparty, reducing the unearned deferred revenue balance.

17.           BORROWINGS

Convertible Debenture
Borrowings - January 1, 2023	$103,457
Change in fair value of debt	(7,101)
Borrowings - December 31, 2024	$96,356
Change in fair value of debt	10,923
Borrowings - March 31, 2025	$107,279

Convertible Debentures

On August 30, 2023, the Company issued 107,279 convertible debentures at a price of $1,000 per unit. Each convertible debenture entitled the holder to receive one unsecured convertible debenture of AMC, which was subsequently exchanged for one unsecured convertible debenture of the Company on an economically equivalent basis on September 7, 2023. The convertible debentures bear interest at 8.75% annually, payable semi-annually on September 30 and March 31 of each year, and a maturity date of 5 years. The Company incurred $5.3 million in costs related to this transaction.

The debentures are convertible at the holder’s option into the Company’s shares at any time during their five-year tenure at a price of $5.79 per share (“Conversion Price”). The Company has the right to force the conversion of all of the principal amount of the convertible debentures into common shares at the Conversion Price at any time after three years from the date of issuance, provided that the current market price is not less than 115% of the Conversion Price. The convertible debentures also contain embedded derivatives, including the right for conversion and the right to repay the principal amount in common shares upon maturity.

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Using readily observable inputs from the market, the fair value of the convertible debentures as at March 31, 2025, was determined to be $107.3 million. The net fair value movement of $10.9 million includes a $2.2 million gain from the change in credit risk conditions, recorded in OCI, and a $13.1 million loss from the change in option value and market conditions recorded in the Condensed Consolidated Interim Statement of Financial Position as at March 31, 2025.

Credit Facility

On December 18, 2024, the Company executed a credit facility for $40.0 million, plus an additional $10.0 million accordion, for a total of $50 million and a three-year term. The Company expects to use the funds for financial flexibility and general business purposes. Interest rates are determined based on the leverage ratio, ranging between 350 basis points (“bps”) and 450 bps Secured Overnight Financing Rate (“SOFR”) Loan or between 250 bps and 350 bps Canadian Prime Loan or Base Rate Loan, with a standby fee of between 87.5 bps and 112.5 bps. As at March 31, 2025, no funds have been withdrawn from the facility.

18.          LEASE OBLIGATIONS

Current and non-current lease liabilities as at March 31, 2025 are presented below:

	As at March 31, 2025	As at December 31, 2024
Current lease liabilities	$2,805	$2,877
Non-current lease liabilities	12,624	12,886
Total	$15,429	$15,763

On November 3, 2023 the Company signed a lease agreement for its Toronto head office, which can be extended. The net present value of the lease obligation and the right-of-use asset was estimated at $2.7 million, using a 9.3% discount rate.

On May 16, 2024, the Company entered into a contract to lease twenty one generators for the Bonikro and Agbaou mines over a three year term. The net present value of the lease obligation was estimated at $14.2 million, using an 8.07% discount rate. The generators were commissioned on June 11, 2024. The Company incurred additional costs of $14.9 million to bring the generators to use, resulting in the recognition of a right-of use asset of $28.4 million, with $14.9 million and $13.5 million allocated to Bonikro and Agbaou, respectively.

During the fourth quarter, the Company entered into contract mining agreements for Sadiola, Bonikro and Agbaou. As disclosed in Note 5 of the Consolidated Financial Statements for the year ended December 31, 2024, management concluded that while the arrangements contain a lease, due to the variable nature of the payments, there was no lease amount to measure for the lease liability.

Other liabilities include obligations entered by the Company in relation to the zero-cost collars to hedge the price on gold production discussed in note 11, with have a settlement date longer than twelve months.

19.          SHARE CAPITAL

	Number of Common Shares	Share Capital
As at January 1, 2024	250,724,253	$418,649
Shares issued for RSUs vested	946,332	$2,953
Shares issued for payment of Kurmuk deferred consideration	5,917,063	$12,500
Shares issued in public offering	71,300,000	$153,017
As at December 31, 2024 and March 31, 2025	328,887,648	$587,119

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20.          SHARE-BASED COMPENSATION

Share-based payment reserve

	As at March 31, 2025	As at December 31, 2024
Opening balance	$8,492	$2,419
Charge for the period	1,953	9,026
Share-based compensation settled in the period	—	(2,953)
Closing balance	$10,445	$8,492

	Stock option units (“Stock options’)	Restricted share units (“RSU”)	Deferred share units (“DSU”)	Performance share units (“PSU”)
Outstanding units, January 1, 2024	—	4,488,639	—	—
Granted	600,000	48,377	119,451	—
Forfeited/expired	—	(29,967)	—	—
Settled	—	(982,427)	—	—
Closing balance, December 31, 2024	600,000	3,524,622	119,451	—
Granted	—	2,450,855	—	3,246,751
Closing balance, March 31, 2025	600,000	5,975,477	119,451	3,246,751

Stock Options

On September 7, 2023, the Company adopted a plan providing for the grant of stock options to directors, senior officers or employees of the Company to purchase common shares. Stock options are granted at the weighted average trading price for the 5 consecutive trading days immediately prior to the relevant date. Vesting and term conditions are determined at the discretion of the Board.

The Board authorized a maximum of 5% of the total number of shares outstanding be issuable under the plan. The number of securities issuable to insiders, at any time, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding securities and that the number of securities issued to insiders, within any one-year period, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding securities.

Restricted Shares Units (“RSUs”)

On September 7, 2023, the Company adopted a plan providing for the payment of bonuses in the form of the acquisition of Shares or, at the option of the Company, cash by participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of eligible employees and eligible contractors. A maximum of 17,550,697 shares are issuable under the Plan. Vesting and term conditions are determined at the discretion of the Board.

On September 7, 2023, the Company granted 3,371,359 RSUs to certain consultants at a price of $4.45 per RSU, which vest at the earlier of the third year (September 7, 2026) or the commencement of production at the Kurmuk project. An additional 202,280 RSUs were granted to certain employees, with equal vesting over three years. The first third of the units, or 67,427 RSUs, vested on September 7, 2024.

On November 9, 2023, the Company granted 915,000 RSUs to an employee at a price of $2.98 (CAD$4.11), and equal vesting over three years. On September 9, 2024, the Board approved the immediate vesting of these RSUs and corresponding shares issuance. Out of the total charge for the period noted above, the Company capitalized the total accelerated expense of this RSU grant to the Kurmuk project, for $2.7 million. On August 8, 2024, the Company granted 48,377 RSUs to an employee, at a price of $2.07 (CAD$2.84), and equal vesting over three years.

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On January 21, 2025, the Company issued 2,450,855 RSUs at a price of $2.37 (CAD$3.39), with 50% vesting after one year, and 25% for each of the subsequent two years.

For the quarter ended March 31, 2025, the Company recorded $2.2 million share-based compensation expense and has 5,975,477 RSUs outstanding.

Subsequent to March 31, 2025, the Company issued 6,225,000 RSUs at a price of $3.06 (CAD$4.35), vesting over three equal tranches on November 24, 2025, February 25, 2026 and May 25, 2026.

Deferred Share Units (“DSUs”)

To align interests between eligible directors and the shareholders of the Company, a DSU plan was adopted on September 7, 2023, providing eligible directors the ability to elect to be paid a portion of annual director compensation in DSUs. Eligible officers can elect to be paid their long term incentive compensation in DSUs.

On April 16, 2024, the Company granted 20,304 DSUs to a director at a price of $2.90 (CAD$3.93) per DSU. On May 21, 2024, the Company granted 33,033 DSUs to certain directors at a price of $2.24 (CAD$3.05) per DSU. On August 15, 2024, the Company granted 32,416 DSUs to certain directors at a price of $2.28 (CAD$3.13) per DSU. On November 14, 2024, the Company granted 33,698 DSUs to certain directors at a price of $2.20 (CAD$3.07) per DSU. The DSUs vest immediately upon grant.

As of March 31, 2025, the Company recorded $0.3 million share-based compensation expense from DSUs.

Performance Share Units (“PSUs”)

On September 7, 2023, the Company adopted a plan to provide additional rewards to senior management for services performed and to promote a greater alignment of interest between senior management and shareholders of the Company. The Plan is administered by the Board of Directors, through a Compensation Committee, which determines specific terms in regards to the value of the PSUs, the vesting period and the performance indicator on which the issuance is based.

On January 21, 2025, the Company issued 3,246,751 PSUs at a price of $2.37 (CAD$3.39), with a two-year vesting period ending on December 31, 2026, to eligible senior management, to be settled in cash in an amount based on the Company’s common share price and a multiplier based on the relative value of the Company’s common share price in relation to the S&P Global Gold index.

As of March 31, 2025, the Company has recognized $1.8 million stock-based compensation expense related to the PSUs.

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21.     DEFERRED AND CONTINGENT CONSIDERATION

As part of previously completed acquisitions of Agbaou and Sadiola mines, including Korali-Sud, and the remaining interest in Kurmuk, the Company has recorded deferred and contingent consideration payable to the various sellers in post-acquisition years as follows:

For three months ended March 31, 2025	Sadiola mine	Agbaou mine	Kurmuk project	Korali-Sud project	Total
Opening balance, January 1, 2025	$31,698	$20,013	$38,267	$1,000	$90,978
Accretion	1,024	—	—	—	1,024
Revaluation	—	477	—	—	477
Balance Payable	—	339	—	—	339
Payments	(2,500)	(1,293)	—	—	(3,793)
Closing balance	$30,222	$19,536	$38,267	$1,000	$89,025

Current	$—	$5,832	$—	$1,000	$6,832
Non-current	30,222	13,704	38,267	—	82,193
Total deferred and contingent consideration	$30,222	$19,536	$38,267	$1,000	$89,025

For the year ended December 31, 2024	Sadiola mine	Agbaou mine	Kurmuk project	Korali-Sud project	Total
Opening balance, January 1, 2024	$39,008	$12,671	$58,974	$951	$111,604
Accretion	5,328	—	3,805	49	9,182
Revaluation	(12,638)	10,977	488	—	(1,173)
Balance Payable	—	(727)	—	—	(727)
Payments	—	(2,908)	(25,000)	—	(27,908)
Closing balance	$31,698	$20,013	$38,267	$1,000	$90,978

Current	$—	$5,267	$1,148	$1,000	$7,415
Non-current	31,698	14,746	37,119	—	83,563
Total deferred and contingent consideration	$31,698	$20,013	$38,267	$1,000	$90,978

Agbaou mine – Acquisition of Endeavour Resources Inc. on March 1, 2021

The contingent consideration recorded on the acquisition of Agbaou relates to a royalty on future production from the Agbaou mine applicable to ore that is mined in excess of 320,611 ounces. This threshold was met in late 2022, and consequently the Company continues to value the royalty payable based on future production and using a discounted cash flow approach.

The primary inputs to the valuation of the contingent consideration are the consensus forward gold price, from $2,707 per ounce to $2,400 per ounce, and the expected future production of the mine.

Sadiola mine – Acquisition of Société d’Exploitation des Mines d’Or de Sadiola S.A on December 30, 2020

Contingent consideration recorded on the acquisition of Sadiola includes a first tranche of $24.9 million ($12.45 million each to AngloGold Ashanti (“AGA”) and IAMGOLD Corporation (“IMG”)) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (“SSP”); and a further tranche of $24.9 million ($12.45 million each to AGA and IMG) upon the production of a further 250,000 ounces from the SSP. The contingent consideration was valued using the discounted cash flow approach.

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The primary input to the valuation of the contingent consideration is the expected timing of future production from of the mine.

Korali-Sud project – Acquisition of Korali-Sud on November 9, 2023

Deferred consideration recorded on the acquisition of Korali-Sud project includes a $1.0 million deferred consideration payable in cash upon the earlier of 90 days after the date of commencement of commercial production and December 31, 2025.

Kurmuk project – Acquisition of APM Ethiopia Ltd. on September 6, 2023

Deferred consideration recorded on the asset acquisition of Kurmuk includes a consideration consisting of one payment of $25.0 million and two payments of $21.25 million each. The form of these payments includes:

•	First payment: $25.0 million in cash due on the first anniversary after completion of the acquisition; or $12.5 million paid in cash within 60 days of first anniversary after completion and $12.5 million paid in shares.
•	Second payment: $21.25 million due on the second anniversary after completion of the acquisition; or at the election of the counterparty: $21.25 million in cash due on the third anniversary after completion of the acquisition; or $21.25 million in shares due on the second anniversary after completion of the acquisition;
•	Third payment: $21.25 million in cash due at the earlier of the Commercial Production Commencement Date (estimated to be no earlier than the 3rd anniversary); and the fourth anniversary after completion of the acquisition.

On September 9, 2024, the Company issued 5,917,063 shares to partially settle the first payment, in the amount of $12.5 million. The $12.5 million cash portion of the first payment was completed on November 7, 2024.

The Company used their best estimate for the elected option for the deferred consideration, estimating the present value of the deferred consideration to be $38.3 million as of March 31, 2025, which is presented under non-current liabilities. The deferred consideration is valued using the amortized cost method.

22.             SUBSEQUENT EVENTS

Bought Deal Public Offering and Concurrent Block Trade

On April 22, 2025, and May 1, 2025 the Company closed an underwriting agreement, and an over-allotment option, respectively, pursuant to which the underwriters agreed to purchase, on a bought deal basis, an aggregate of 17,250,000 common shares at a price of C$5.35 per share for aggregate gross proceeds of $66.8 million (C$92.3 million). The cost of this transaction was $2.8 million, therefore net proceeds were $64.0 million.

Finalization of Mali Settlement

In relation to the protocol agreement with the Government of Mali, the Company made a final payment of 25 billion CFA francs, or $42.1 million on April 4, 2025.

Gold Price Protection Program (Gold Collars)

Subsequent to quarter, the Company entered into a gold price protection program, through zero-cost collars, to hedge the price on gold production of 15,500 ounces per month, beginning in June 2025 through to March 2026, for a total of 155,000 ounces, at an average put and call strike price of $3,048 per ounce and $4,000 per ounce, respectively.

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